DARSIE & ELSTE

ATTORNEYS AT LAW

P.O. BOX 28

VERSAILLES, KENTUCKY 40383

TELEPHONE: (859) 873-3766

FAX: (859) 873-3606

E-MAIL: darsieandelste@aol.com

GAY M. ELSTE	JOHN C. DARSIE, JR.
(1936 - 1994)

August 30, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20049

Re:	Dupree Mutual Funds
Registration No. 2-74233 (under the 1933 Act)
Registration No. 811-2918 (under the 1940 Act)
Form N-1A, Post-Effective Amendment No. 52 (1933 Act) and
Amendment No. 53 (1940 Act)

TO WHOM IT MAY CONCERN:

Enclosed for filing on behalf of Dupree Mutual Funds is an amendment to its Registration Statement on Form N-1A designated as Amendment No. 53 under the Investment Company Act of 1940 (File No. 811-2918) and Post-Effective Amendment No. 52 under the Securities Act of 1933 (File No. 2-74233).

This amendment is filed pursuant to Rule 485(a) and is designed for the sole purpose of obtaining a Series ID and Class contract ID for the new series (Taxable Municipal Bond Series) and does not contain any material changes from the previously filed Amendment No. 52 under the Investment Company Act of 1940 (File No. 811-2918) and Post-Effective Amendment No. 51 under the Securities Act of 1933 (File No. 2-74233). In fact, there are no changes to either the Prospectus or the Statement of Additional Information. Our request is that this amendment be accelerated to become effective on November 1, 2010 concurrently with the previously filed Post Effective Amendment No. 51. No material event requiring disclosure in the Prospectus has occurred since the filing of Post Effective Amendment No. 51, nor does this amendment contain disclosures that would render it ineligible to become effective under paragraph (a) of Rule 485 with an accelerated effective date to coincide with Post Effective Amendment No. 51. I am aware of the provisions of Rule 485(d)(2)(i) and affirm that the Registrant tried to file this Post Effective Amendment under Rule 485(b), but was informed by its EDGAR transmitting service, Donnelley, that because the Prospectus includes a new series, Rule 485 (b) could not be utilized for filing the within Post Effective Amendment. If unable to obtain a November 1, 2010 effective date for both Post Effective Amendments, the Registrant’s financial statements will become stale as of November 1, 2010, and the Registrant will be unable to offer its securities for sale.

Your thoughtful consideration of this request for an accelerated effective date of this Post Effective Amendment and the previously filed Post Effective Amendment No. 51 is greatly appreciated. Please feel free to contact the undersigned at (859) 873-3766 should questions arise.

Yours very truly,

/s/ Gay M. Elste
Gay M. Elste

GME:bh

Enclosures